Rentokil Initial

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 January 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company x 3 6.2 Trading Statement 6.3 Director/PDMR Shareholding x 4 6.4 Disposal

Registered in England No. 5393279
Registered Office: as above.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

6.1

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:7282J

Rentokil Initial PLC

12 December 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings, L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

10 December 2007

6. Date on which issuer notified:

11 December 2007

7. Threshold(s) that is/are crossed or reached:

Reached 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Ordinary shares Number of Number of voting Rights

shares (viii)

56,042,950 56,042,950

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of Number of voting % of voting

possible using the ISIN CODE shares rights (ix) rights

Direct Direct Indirect (xi) Direct Indirect

(x)

Ordinary shares 72,970,196 0 72,970,196 0% 4.00%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

Total (A+B)

Number of voting rights % of voting rights

72,970,196 4.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (65,403,887 ordinary shares) and ValueAct Capital Master Fund III, L.P. (7,566,309 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. s the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

On November 8, 2007 in connection with a corporate reorganization, Jeffrey W. Ubben ceased to exercise indirect control or direction over the common shares of

Rentokil Initial plc and therefore ceased to have a notification obligation. In addition, in connection with the same reorganization, ValueAct Holdings GP, LLC and ValueAct Holdings, L.P. acquired the interests described in the preceding paragraph. ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. continued to be the direct holders of the common shares of Rentokil Initial plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Contact at Value Act - Dorethea Walsh - +001 415 362 3700

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the

voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited

with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took

effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct

shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUUURRBWRUAAA

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
14 December 2007

-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: N/a

An event changing the breakdown of voting rights: N/a

Other (please specify): N/a

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd

Lloyds Bank (Pep) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 December 2007

6. Date on which issuer notified:

14 December 2007

7. Threshold(s) that is/are crossed or reached:

Fallen below 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
Ord GBP 0.01	Number of shares	Number of voting Rights (viii)
B082RF1	130,897,690	130,897,690

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01	126,787,795	0	126,787,795	0%	6.986%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
126,787,795	6.986%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

26,621 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

258,721 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

82,250 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

5,077 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

681,736 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

125,733,390 shares are held by State Street Nominees Ltd. Shares are under the

control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths
Company Secretary

15. Contact telephone number:

020 7592 2710

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group Plc

Contact address (registered office for legal entities):

Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

Phone number: + 44 (0)131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Lloyds TSB Central Disclosure Unit

Contact address:

2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number: +44 (0)1444 418127

Email: GrpOps_CDU@LloydsTSB.co.uk

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the

shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:4813K

Rentokil Initial PLC

21 December 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings, L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

19 December 2007

6. Date on which issuer notified:

20 December 2007

7. Threshold(s) that is/are crossed or reached:

Reached 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible Situation previous to the Triggering transaction (vi) using the ISIN CODE

Ordinary shares Number of shares Number of voting Rights (viii)

72,970,196 72,970,196

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

Direct Direct (x) Indirect (xi) Direct Indirect

Ordinary shares 94,414,196 0 94,414,196 0% 5.2%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Date Exercise/Conversion Number of voting rights % of voting rights

financial (xiii) Period/ Date (xiv) that may be acquired if the

instrument instrument is exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

94,414,196 5.2%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (84,703,487 ordinary shares) and ValueAct Capital Master Fund III, L.P. (9,710,709 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. s the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Contact at Value Act - Dorethea Walsh - +001 415 362 3700

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710 or 07831 675510

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in

DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when

the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural

person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into,

introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUAVKRBNRUURA

Rentokil Initial

Rentokil Initial PLC - Trading Statement

RNS Number:8060J

Rentokil Initial PLC

13 December 2007

13 December 2007

RENTOKIL INITIAL PLC (RTO)

TRADING UPDATE

In our third quarter trading update for the period to 30 September 2007 we said that while business to business trading in City Link, our express parcels delivery business, had shown good year-on-year growth, the business to consumer (B to C) segment had softened over the quarter. This was a continuation of what we believe to be an industry wide trend.

Operational performance within City Link is strong with service levels higher than this time last year. Customer retention levels remain good and we continue to win new business. However, during the fourth quarter, the anticipated surge in volumes seen in prior years in the B to C segment in the run up to Christmas

has been later and less than expected. B to C volumes have slipped below the level experienced this time last year, and business to business volumes, which had been significantly ahead, are now in line with last year's levels. As a result fourth quarter profits from City Link are likely to be up to #10 million below our expectations. This will have a similar impact on the results for the group as a whole.

As we said at the time of our third quarter update on 8 November we believe that this slowdown in B to C volumes is a direct result of weaker consumer spending in a challenging retail environment. Progress on the integration of Target Express continues to deliver synergy benefits ahead of original plan and in line with the Q3 statement. The physical integration of depots will commence in January 2008.

Trading in our other divisions remains in line with our expectations.

Rentokil Initial plc's Preliminary results for the 12 months to 31 December 2007 will be announced on Tuesday, 26 February 2008.

Enquiries:

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer

Katharine Rycroft, Head of Investor

Relations Rentokil Initial plc 020 7592 2700

Media enquiries:

Malcolm Padley, Head of Corporate

Communications Rentokil Initial plc 07788 978199

Kate Holgate / Tom Williams Brunswick Group 020 7404 5959

END

TSTKGMMZGZRGNZZ

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

RNS Number:8880J

Rentokil Initial PLC

13 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

DOUGLAS FLYNN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF PERSON NAMED IN 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DOUGLAS FLYNN

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

20,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00001%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

114.6p

14. Date and place of transaction

13 DECEMBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

731,184 - 0.04% (40,000 ordinary shares plus 691,184 ordinary shares, representing a vested beneficial interest in 1,036,777 shares held in trust which vest on the first, second and third anniversary of appointment (04/04/05), subject to continued appointment.)

16. Date issuer informed of transaction

13 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

PAUL GRIFFITHS- 020 7592 2710

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL GRIFFITHS

Date of notification

13 December 2007

END

RDSBLBDDIBBGGRX

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

Rentokil Initial PLC
14 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

a) BRIAN MCGOWAN

b) ANDREW MACFARLANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF PERSONS NAMED IN 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

a) BRIAN MCGOWAN - 25,000 ordinary shares

b) ANDREW MACFARLANE - 79,984 ordinary shares

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

a) BRIAN MCGOWAN - 25,000 ordinary shares

b) ANDREW MACFARLANE - 20,000 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00001%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

117p

14. Date and place of transaction

14 DECEMBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

a) BRIAN MCGOWAN - 50,000 ordinary shares - 0.00001%

b) ANDREW MACFARLANE - 99,984 ordinary shares - 0.00001%

16. Date issuer informed of transaction

14 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 *Date of grant*

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

PAUL GRIFFITHS- 020 7592 2710

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL GRIFFITHS

Date of notification

14 December 2007

6.3

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

Rentokil Initial PLC
18 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Pursuant to (i) and (ii) above

3. Name of person discharging managerial responsibilities/director

a) Duncan Tatton-Brown
b) Alan Giles

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the persons referred to in 3 or 4 above or in respect of a non-beneficial interest

Pursuant to 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares .

Ordinary shares of 1 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

a) Duncan Tatton-Brown - 2,000 ordinary shares of 1p each
b) Alan Giles - 2,000 ordinary shares of 1p each

8 State the nature of the transaction

a) Duncan Tatton-Brown - acquistion of shares
b) Alan Giles - acquistion of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

a) Duncan Tatton-Brown - 10,000 ordinary shares of 1p each
b) Alan Giles - 10,000 ordinary shares of 1p each

10. Percentage of issued class acquired (treasury shares of that class should

not be taken into account when calculating percentage)

a) 10,000 shares = 0.00055%
b) 10,000 shares = 0.00055%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

113.4p

14. Date and place of transaction

18 December 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

a) Duncan Tatton-Brown - 12,000 ordinary shares of 1p each - 0.00066%
b) Alan Giles - 12,000 ordinary shares of 1p each -0.00066%

16. Date issuer informed of transaction

18 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Company Secretary - 020 7592 2710

Name and signature of duly authorised officer of issuer responsible for making notification

Paul Griffiths, Company Secretary - 020 7592 2710

Date of notification
18 December 2007

6.3

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

RNS Number:3885K

Rentokil Initial PLC

20 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

DAVID LIU

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF PERSON NAMED IN 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID LIU

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

80,154

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0044%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/a

13. Price per share or value of transaction

118.5p

14. Date and place of transaction

20 DECEMBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

80,154 0.0044%

16. Date issuer informed of transaction

20 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

PAUL GRIFFITHS- 020 7592 2710

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL GRIFFITHS

Date of notification

20 December 2007

END

RDSBDBDDRBDGGRG

Rentokil Initial

Rentokil Initial PLC - Disposal

Company Rentokil Initial PLC
TIDM RTO
Headline Disposal
Released 10:11 27-Dec-07
Number 6732K

27 December 2007

RENTOKIL INITIAL COMPLETES SALE OF FRENCH ELECTRONIC SECURITY BUSINESS TO UTC FOR GBP83 MILLION

Further to the announcement on 2 July 2007 of the sale of its electronic security businesses in the UK, the Netherlands and the USA to United Technologies Corporation ("UTC"), Rentokil Initial plc (LSE: RTO) announces that all conditions of the sale of Initial Electronic Security Group have now been met, including all regulatory conditions relating to the sale of the French business, Initial Delta Sécurité.

The sale of Initial Delta Sécurité, representing the remaining 14% (£83 million) of the total offer value for Initial Electronic Security Group, has today been completed. The proceeds were received in cash.

Ends

Enquiries:

Rentokil Initial plc

Malcolm Padley, Corporate Communications – 020 7592 2748 / 07788 978 199

Katharine Rycroft, Investor Relations – 020 7592 2749 / 07811 270 734

Brunswick Group

Kate Holgate – 020 7404 5959/07974 982402

Tom Williams – 020 7404 5959/07834 502 361

Note to Editors

Rentokil Initial is one of the largest support services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company provides a wide range of services in over 40 countries including textiles and washroom services, pest control, office plants and artwork, parcels delivery, retail cleaning and facilities services.

END

END